Vizsla Expands Papayo and San Carlos Prospects with Multiple Intercepts at Panuco Project, Mexico

(VZLA-TSX-V)

VANCOUVER, BC, Nov. 9, 2020 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide results from six new holes at the Papayo prospect and six new holes at the San Carlos prospect at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. These results expand the discovery of Papayo to the south and at depth while showing wide, lower grade veins at San Carlos.

Drilling Highlights

NP-20-21 - Papayo

  2,401 g/t silver equivalent (216.0 grams per tonne ("g/t") silver, 21.60 g/t gold, 1.91% lead and 6.02% zinc) over 1.0 metres ("m") true width from 129.8 m and,
  331 g/t silver equivalent (207.3 g/t silver, 1 g/t gold, 0.56 % lead, and 1.32 % zinc) over 1.49 m true width from 163.8 m

Note: All numbers are rounded and widths represent downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppm x 0.0013) + (Zn_ppm x 0.0013)) / 0.5627). Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project.

Vizsla President and CEO, Michael Konnert, commented: "Drilling at Papayo continues to deliver high grade results that expand the strike length to 300m and mineralization remains open in all directions. The Company is rapidly expanding the early drill successes at Panuco to prioritise those with potential to host large volumes of mineralization and move on from smaller zones. Expanding Papayo will remain a focus while the Company is moving away from San Carlos where very wide, but lower grade vein intervals have been intercepted to date. This rig has commenced drilling new targets along the Cordon del Oro vein corridor."

Figure 1: Plan view of Papayo and San Carlos prospects with drill hole locations labelled and surface sampling locations. (CNW Group/Vizsla Resources Corp.)

Figure 1: Plan view of Papayo and San Carlos prospects with drill hole locations labelled and surface sampling locations.

Papayo Drilling detail

Drilling has continued to expand the known extents of mineralization at Papayo. The Company is systematically stepping out from the better intercepts and the mineralization remains open. Recent drilling has been expanding the vein below and on both sides of the discovery hole area and have identified and defined a second parallel vein of similar geology and grade. The drill program will continue to test the extents of the structure around the significant grade intersections in NP-20-19 and NP-20-21.

The Napoleon structure is hosted in weakly magnetic microdiorite and trends roughly north - south for over 2,000m of strike. The structure hosts two main quartz veins that are separated by 10 to 20m, and dips steeply to the east. Between the two main veins are a series of smaller splay veins with variable orientations, that are related to opening along the structure under strike slip movement. The two main veins have a variable true width of 0.4 to 15.3 m and are usually hosted next to the main fault structure, though occasionally also occur outside of the fault.

The two main veins are multi-episodal quartz veins, with sections of massive white to grey quartz as well as local brecciation with clasts of grey quartz, white vein quartz and/or wallrock fragments. The grey quartz is discoloured due to the presence of very fine-grained argentite. A later breccia cuts these earlier phases that is grey quartz supporting polymictic clasts of grey and white quartz along with strong chlorite and fine to medium grained pyrite, sphalerite and galena. Other smaller quartz veins have been cut in both the hanging wall and footwall that appear to be splays with less continuity.

Figure 2: Cross section of Papayo hole NP-20-21 and NP-20-41A (not reported) (CNW Group/Vizsla Resources Corp.)

Figure 2: Cross section of Papayo hole NP-20-21 and NP-20-41A (not reported)

Complete table of Papayo drill hole intersections

Drillhole			EST.						Comment
	From	To	True	Gold	Silver	Lead	Zinc	Silver Equivalent
			Width
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
NP-20-18	141.50	144.00	1.84	3.76	689.5	0.25	0.63	1,019.4	Main Vein*
Incl.	141.50	142.50	0.74	7.96	1,515.0	0.50	1.21	2,206.0	Main Vein*

NP-20-19	127.5	129.5	1.29	0.61	125.5	1.04	2.80	264.0	Hangingwall vein
And	163	164.1	0.78	2.66	474.0	0.94	1.61	752.4	Main vein
NP-20-21	129.8	131.3	0.95	21.60	216.0	1.91	6.02	2,400.7	Hangingwall vein
And	163.8	166	1.49	1.00	207.3	0.56	1.32	331.3	Main vein
NP-20-24	172.8	175.2	1.14	0.47	61.8	0.18	3.24	180.8	Hangingwall vein
And	194.1	196.5	1.37	1.31	168.1	0.15	0.35	291.6	Main vein
NP-20-26	No Significant Result
NP-20-28	177.4	189.3	5.61	1.05	89.2	0.74	1.90	243.2	Hangingwall vein
NP-20-29	317.25	317.6	0.23	0.11	22.5	1.17	6.72	213.6	Hangingwall vein

Table 1:  Downhole drill intersections from the holes completed at the Papayo. *Note NP-20- 18 was previously reported and is repeated here with true widths

Note: All numbers are rounded and widths represent downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppm x 0.0013) + (Zn_ppm x 0.0013)) / 0.5627. Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

San Carlos Drilling detail

Drilling has continued around discovery hole AM-20-16 to expand the known mineralization. The San Carlos structure is wide lower grade bulk tonnage target with an average width of 11.5m and a range from 3.35m to 22.8m.

The San Carlos segment of the Animas Vein Corridor is a roughly north-south trending vein that dips approximately 50 degrees to the west. This represents a significant change in orientation compared to the general northwest trend of the Animas corridor and is likely related to a north - south trending structure that offsets the main trend and localizes mineralization at San Carlos. The geological sequence includes an intrusive diorite unit that structurally overlies an andesitic lapilli tuff unit. The lower contact of the lapilli tuff appears to have been intruded by another diorite unit, and the entire package has been intruded by various andesite to rhyolite dikes.

The mineralized zone of San Carlos is bounded by faults, which typically have clay fault gouge and are themselves bounded by crackle breccia zones away from the mineralization. The mineralized zone is commonly quite wide (up to 30m) and consists of white quartz hydrothermal breccias with variable amounts of host lithic clasts or locally re-brecciated quartz vein clasts. Multiple pulses of veining have occurred with the best grade material having a grey quartz matrix supporting white or grey vein clasts that cuts the main white quartz breccia zone. The grey quartz has very fine-grained argentite and fine-grained disseminated pyrite, while the white quartz material has lesser irregular amounts of both argentite and pyrite. Locally there are patches with amethyst that is likely a later fracturing event. Once past the footwall fault, there is a zone of decreasing crackle breccia with quartz fill giving way to calcite fill and with weak chlorite alteration of the host diorite or andesite.

Complete table of San Carlos drill hole intersections

			EST.
Drillhole	From	To	True	Gold	Silver	Silver Equivalent	Comment
			Width
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
AM-20-15	No Significant Result
AM-20-16	285.45	307.5	15.62	0.91	110.1	188.6	Main Vein*
Incl.	286.40	293.15	4.78	2.19	230.3	421.4	Main Vein*
Incl.	286.40	287.90	1.06	5.08	821.0	1,245.5	Main Vein*
AM-20-17	262.25	285.7	19.20	0.30	53.3	78.1	Main Vein
AM-20-18	304.4	328.75	17.18	0.45	66.8	104.4	Main vein
Incl.	304.4	310.9	4.59	0.97	146.8	228.6	Main Vein
And	315.75	316.7	0.67	1.75	258.0	405.2	Main vein
AM-20-19	300.45	331.75	22.76	0.26	43.1	65.0	Main Vein
Incl.	306.85	311.05	3.05	0.77	125.8	190.0	Main vein
AM-20-20	321.75	327.55	3.35	0.13	20.6	32.0
And	347.7	353.7	3.5	0.14	32.4	43.3	Main vein
AM-20-21	No Significant Result

Table 2: Downhole drill intersections from the holes completed at the San Carlos. *Note; AM-20-16 was previously reported and is repeated here with true widths.

Note: All numbers are rounded and widths represent downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Papayo	NP-20-18	403,325	2,588,070	569	-50	260	200
	NP-20-19	403,325	2,588,070	569	-50	229	199
	NP-20-21	403,326	2,588,070	569	-46	217	201
	NP-20-24	403,324	2,588,073	569	-45	293	228
	NP-20-26	403,324	2,588,073	569	-59	293	304
	NP-20-28	403,325	2,588,072	569	-63	260	311
	NP-20-29	403,419	2,588,101	578	-53	255	392
San Carlos	AM-20-15	409,580	2,588,568	910	-63	90	348
	AM-20-16	409,580	2,588,566	910	-45	130	359
	AM-20-17	409,581	2,588,567	910	-48	123	345
	AM-20-18	409,580	2,588,567	910	-45	136	379
	AM-20-19	409,579	2,588,567	910	-44	134	369
	AM-20-20	409,579	2,588,567	910	-58	132	395
	AM-20-21	409,580	2,588,568	910	-61	121	364

Table 3: Drill hole details. Coordinates in WGS84, Zone 13.

About the Panuco project

Vizsla has an option to acquire 100% of the recently consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 07:00e 09-NOV-20